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                             WEB CAPITAL GROUP, INC.
                        501 Brickell Key Drive, Suite 203
                              Miami, Florida 33131




March 16, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      Web Capital Group, Inc.
                  Registration Statement on Form 10-SB
                  FILE NO. 0-29047, (the "Registration Statement") Filed January 21, 2000

Ladies and Gentlemen:

Reference is hereby made to the above-referenced Registration Statement which was filed with the Securities and Exchange Commission (the "Commission") by Web Capital Group, Inc. on January 21, 2000. Application is hereby made by the Company to withdraw the Registration Statement. The Company has determined that it is in the best interests that the Company merge with and into a newly formed, privately-held company. As such, registration of its securities is no longer necessary at this time.

As this document is being submitted at the suggestion of the Commission, the Company hereby requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest. If such consent is to be granted, please make sure that same takes place prior to March 21, 2000, on which date the Registration would otherwise become effective. Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's President and Chief Executive Officer, Garrett K. Krause, (305) 377-0064.


Very truly yours,

/s/ Garrett K. Krause

Garrett K. Krause
President/CEO